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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)
Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

725 Montée de Liesse, Montréal, QC	H4T 1P5
(Address of principal executive offices)	(Zip Code)

        If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

        If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.    ☐

        Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Rights to purchase Class A Subordinate Voting Shares	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1. Description of Registrant's Securities to be Registered

        The following is a summary of the terms of the Shareholder Rights Plan Agreement dated as of December 1, 2004 (the "Shareholder Rights Plan") between Gildan Activewear Inc. (the "Corporation") and Computershare Trust Company of Canada, as rights agent (the "Rights Agent"). This summary is qualified in its entirety by reference to the text of the Shareholder Rights Plan, which is annexed hereto as Exhibit No. 1. All capitalized terms used in this summary without definition have the meanings attributed to them in the Shareholder Rights Plan.

Issuance of Rights

        One Right will be issued by the Corporation in respect of each Class A Subordinate Voting Share of the Corporation (the "Shares") outstanding at the close of business on December 1, 2004, the date of implementation of the Shareholder Rights Plan, and one Right will be issued in respect of each Share of the Corporation issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof to purchase from the Corporation one Share at the exercise price of five times the Market Price of the Shares at the Separation Time, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). The Rights are not exercisable until the Separation Time. If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Shares having an aggregate market price equal to twice the Exercise Price.

Trading of Rights

        Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the associated Shares, legended to indicate that such certificates also represent the Rights, and will be transferable only together with the associated Shares. From and after the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates"), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to holders of record of Shares (other than an Acquiring Person, as defined below) as of the Separation Time and such separate Rights certificates alone will evidence the Rights. The Rights will trade separately from the Shares after the Separation Time.

        The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Corporation complying with the requirements of each exchange.

Separation Time

        The Separation Time is the Close of Business on the eighth Business Day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person, as defined below; and (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid). In either case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors. If a Take-Over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Acquiring Person

        An "Acquiring Person" is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Shares and any other securities the holders of which are entitled to vote generally in the election of directors of the Corporation (collectively, the "Voting Shares"). Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition. In general:

  (i)
  a "Voting Share Reduction" means an acquisition or a redemption by the Corporation of Voting Shares, which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any person;

  (ii)
  a "Permitted Bid Acquisition" means an acquisition by a person of Voting Shares made pursuant to a Permitted Bid;

  (iii)
  an "Exempt Acquisition" means an acquisition by a person of Voting Shares: (i) in respect of which the Board of Directors has waived the application of Section 3.1 of the Shareholder Rights Plan, which governs adjustments to the Rights pursuant to a Flip-In Event; or (ii) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

  (iv)
  a "Pro Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to (i) any dividend reinvestment plan, stock purchase plan or other plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law); (ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation), provided such Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or (iv) a distribution of Voting Shares or Convertible Securities in respect thereof offered pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any such Convertible Security, provided that, in the cases of (iii) and (iv) above, such Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

        Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities and any "Grandfathered Person" (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time).

Beneficial Ownership

        In general, a person is deemed to "Beneficially Own" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Shareholder Rights Plan. Included are holdings by the person's "Affiliates" (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and "Associates" (generally, relatives sharing the same residence).

        Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

        A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

        Institutional Shareholder Exemptions from Beneficial Ownership.    The definition of "Beneficial Ownership" contains several exclusions whereby a Person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of their duties. These exemptions apply to: (i) an investment manager ("Manager") that holds securities in the performance of the Manager's duties for the account of any other person (a "Client"); (ii) a licensed trust company acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account"); (iii) a Plan Trustee, a Plan, a Statutory Body or a Crown agent or agency (a "Crown Agent"); (iv) a person established by statute (a "Statutory Body"), the ordinary business of which includes the management of investment funds for employee benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and (v) the administrator ("Administrator") of one or more pension funds or plans (a "Plan") registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan is not then making or has not then publicly announced an intention to make a Take-Over Bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions. A Person will not be deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

        Exemption for Lock-Up Agreement.    In addition, under the Shareholder Rights Plan, a Person will not be deemed to "Beneficially Own" any security where the holder of such security has agreed to deposit or tender such security pursuant to a Lock-Up Agreement to a Take-Over Bid made by such Person or such Person's Affiliates or Associates, or such security has been deposited or tendered pursuant to a Take-Over Bid made by such Person or such Person's Affiliates or Associates until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for. A Lock-Up Agreement is essentially an agreement between a Person and one or more holders of Voting Shares (the terms of which are publicly disclosed and a copy of which is made available to the public within the time frames set forth in the definition of Lock-Up Agreement) pursuant to which each Locked-Up Person agrees to deposit or tender Voting Shares to the Lock-Up Bid and which further provides that such agreement permits the Locked-Up Person to withdraw its Voting Shares in order to deposit or tender the Voting Shares to another Take-Over Bid or support another transaction: (i) at a price or value that exceeds the price under the Lock-Up Bid; or (ii) that is for a number of Voting Shares that exceeds by as much or more than a number specified in the Lock-Up Agreement (up to a maximum specified amount of 7%) the number of Voting Shares offered to be purchased under the Lock-Up Bid at a price or value that is not less than the price or value offered in the Lock-Up Bid; or (iii) that contains an offering price that exceeds the offering price in the Lock-Up Bid by as much as or more than a Specified Amount and does not provide for a Specified Amount greater than 7% of the offering price in the Lock-Up Bid.

        A Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-Up Bid an opportunity to match a higher price in another Take-Over Bid or transaction or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares so long as the limitation does not preclude the exercise by the Lock-Up Person of the right to withdraw Voting Shares during the period of the other Take-Over Bid or transaction.

        Finally, under a Lock-Up Agreement no "break up" fees, "top up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-Up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Lock-Up Person under another Take-Over Bid or transaction exceeds what such Locked-Up Person would have received under the Lock-Up Bid; shall be payable by such Locked-Up Person if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid or withdraws Voting Shares previously tendered thereto in order to deposit such Voting Shares to another Take-Over Bid or support another transaction.

Flip-In Event

        A "Flip-In Event" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see "Waiver" below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

        A Take-Over Bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A "Permitted Bid" is a Take-Over Bid made by way of a Take-Over Bid circular that complies with the following provisions:

  (i)
  the Take-Over Bid is made to all holders of record of Voting Shares wherever registered, other than the Offeror;

  (ii)
  the Take-Over Bid contains irrevocable and unqualified conditions that:

  (a)
  no Voting Share shall be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-Over Bid and unless at the close of business on that date, the Voting Shares deposited or tendered pursuant to the Take-Over Bid and not withdrawn constitute more than 50% of the Voting Shares outstanding that are held by Independent Shareholders;

  (b)
  unless the Take-Over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-Over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn at any time prior to the close of business on such date; and

  (c)
  in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-Over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-Over Bid, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

        A Competing Permitted Bid is a Take-Over Bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid (and references to "Permitted Bids" include Competing Permitted Bids) as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the Take-Over Bid constituting the Competing Permitted Bid and 60 days after the date on which the prior bid was made.

Redemption

  (i)
  Redemption of Rights on Approval of Holders of a Majority of Voting Shares or Rights. With the prior consent of the holders of the then-outstanding Voting Shares or Rights, the Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), subject to adjustment for anti-dilution as provided in the Shareholder Rights Plan.

  (ii)
  Deemed Redemption. If a person who has made a Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Shareholder Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights at the Redemption Price.

  (iii)
  Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-Over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Shareholder Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

Waiver

  (i)
  Discretionary Waiver respecting Acquisition not by Take-Over Bid Circular. With the prior consent of the holders of a majority of the then-outstanding Voting Shares and prior written notice delivered to the Rights Agent, the Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-Over Bid made by means of a Take-Over Bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the Shareholder Rights Plan to such Flip-In Event.

  (ii)
  Discretionary Waiver respecting Acquisition by Take-Over Circular and Mandatory Waiver of Concurrent Bids. The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-Over Bid made by means of a Take-Over Bid circular sent to all holders of Voting Shares, waive the application of the Shareholder Rights Plan to such a Flip-In Event upon prior written notice delivered to the Rights Agent, provided that if the Board of Directors waives the application of the Shareholder Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the Shareholder Rights Plan in respect of any other Flip-In Event occurring by reason of any such Take-Over Bid made by means of a Take-Over Bid circular sent to all holders of Voting Shares prior to the expiry of the Take-Over Bid for which a waiver is, or is deemed to have been, granted.

  (iii)
  Waiver of Inadvertent Acquisition. The Board of Directors shall waive the application of the Shareholder Rights Plan in respect of the occurrence of any Flip-In Event, and the applicable Stock Acquisition Date shall be deemed not to have occurred, (i) in the event that the Board of Directors has determined that a person became an Acquiring Person under the Shareholder Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) only on the condition that such Person, within 10 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and the applicable adjustments to the Rights pursuant to a Flip-In Event will apply to such further Stock Acquisition Date.

Anti-dilution Adjustments

        In addition to adjustment upon the occurrence of a Flip-In Event, as described above, the Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

  (i)
  if there is a dividend payable in Voting Shares or Convertible Securities (other than pursuant to any dividend reinvestment program) on the Shares, or a subdivision or consolidation of the Shares, or an issuance of Voting Shares or Convertible Securities in respect of, in lieu of or in exchange for existing Shares; or

  (ii)
  if the Corporation fixes a record date for the distribution to all holders of Shares of certain rights, options or warrants to acquire Shares or Convertible Securities, or for the making of a distribution to all holders of Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Shares, but including any dividend payable in securities other than Shares) or rights or warrants.

Supplements and Amendments

        The Corporation may make changes to the Shareholder Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Shareholder Rights Plan as a result of any change in any applicable legislation, rules or regulation without the prior approval of the holders of the Voting Shares or Rights. Any such changes effected by the Board of Directors will thereafter be submitted to a vote of the holders of Voting Shares, in the case of changes made prior to the Separation Time, or Rights in the case of changes made after the Separation Time and may thereby be varied, deleted, confirmed or rejected and will be effective only when so consented to by the holders of Voting Shares or Rights, as the case may be.

        The Corporation may, with the approval of the holders of a majority of Voting Shares, at any time prior to the Separation Time, make changes to or rescind any of the provisions of the Shareholder Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

        The Corporation may, with the approval of the holders of a majority of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Shareholder Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

        The Corporation will provide the Rights Agent with written notice of any such changes to the Shareholder Rights Agreement within 5 days of effecting such changes and any such changes (other than to correct a clerical or typographical error or to maintain the validity of the Shareholder Rights Plan) shall be subject to the receipt of any requisite governmental or regulatory approvals, including the approval of stock exchanges on which the shares are listed.

Declaration as to Non-Canadian and Non-U.S. Holders

        If in the opinion of the Board of Directors (who may rely on the advice of counsel) any action or event contemplated by the Shareholder Rights Plan would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada or the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on the exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration or the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

Effective Date, Term and Renewal

        The Shareholder Rights Plan will be effective as of December 1, 2004 or a later date as determined by an officer or director of the Corporation. If the Shareholder Rights Plan is not confirmed by resolution passed by a majority of the votes cast by Independent Shareholders at a meeting to be held not later than June 1, 2005, then the Shareholder Rights Plan and any outstanding Rights shall be of no further force and effect from the earlier of (a) the date of termination of the meeting called to consider the confirmation of the Shareholder Rights Plan, and (b) June 1, 2005.

        At or prior to the first annual meeting of shareholders of the Corporation following the third anniversary of the date of the Shareholder Rights Plan, provided that a Flip-In Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of the Shareholder Rights Plan to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted in favour of the continued existence of the Shareholder Rights Plan, the Board of Directors shall, immediately upon the confirmation by the chairman of such shareholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

Item 2. Exhibits

        1. Shareholder Rights Plan Agreement, dated as of December 1, 2004, between Gildan Activewear Inc. and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A.

        2. Specimen of Class A Subordinate Voting Share Certificate with Rights Legend.

        All exhibits required by Item 2 have been or will be supplied to the New York Stock Exchange.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GILDAN ACTIVEWEAR INC.

	By:	/s/ Stéphane Lemay
	Name:	Stéphane Lemay
	Title:	Vice-President, Public and Legal Affairs
Date: December 1, 2004

EXHIBIT INDEX

Exhibit No.	Description
1
Shareholder Rights Plan Agreement, dated as of December 1, 2004, between Gildan Activewear Inc. and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A.
2	Specimen of Class A Subordinate Voting Share Certificate with Rights Legend.

        All exhibits required by Item 2 have been or will be supplied to the New York Stock Exchange.

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EXHIBIT INDEX